Exhibit 99(d)
                            FIVE STAR PRODUCTS, INC.
                             777 Westchester Avenue
                             White Plains, NY 10604


                                             January 22, 2004



GP Strategies Corporation
777 Westchester Avenue
White Plains, NY 10604

Gentlemen:

         In connection with the offer by Five Star Products, Inc. ("Five Star") to purchase up to 5,000,000 shares of its common stock pursuant to a tender offer (the "Tender Offer") which it intends to commence on or about February 6, 2004, Five Star and GP Strategies Corporation ("GP Strategies") hereby agree as follows:

1. If Five Star acquires at least 3,750,000 shares of its common stock pursuant to the Tender Offer, GP Strategies shall exchange for Five Star common stock a sufficient principal amount of the Five Star 8% Senior Unsecured Note due September 30, 2004 (the "Five Star Note") to allow GP Strategies to increase its ownership to at least 80% of our common stock. The exchange price for the Five Star Note shall equal the same price that Five Star is paying to its stockholders in the Tender Offer. Such exchange shall occur as soon as legally permissible following termination of the Tender Offer.

2. If, pursuant to Clause 1 above, GP Strategies shall increase its ownership to at least 80% of the Five Star common stock and Five Star would become, for federal tax purposes, part of the affiliated group of which GP Strategies is the common parent, Five Star and GP Strategies shall inter into the Tax Sharing Agreement substantially in the form attached hereto as Exhibit A, promptly following the date upon which Five Star becomes part of the affiliated group.

                                              Very truly yours,

                                              FIVE STAR PRODUCTS, INC.


                                              BY:    Charles Dawson
                                                     President
Agreed to and Acknowledged:

GP STRATEGIES CORPORATION


BY:
     ----------------------------------------------
       Scott N. Greenberg
       President and Chief Financial Officer


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                                                               Exhibit "A"

                              TAX SHARING AGREEMENT

        TAX SHARING AGREEMENT (this "Agreement") dated as of February 1, 2004 between GP Strategies Corporation, a Delaware corporation ("GP Strategies"), and Five Star Products, Inc., a Delaware corporation, ("Five Star").

         WHEREAS, GP Strategies anticipates that it may increase its ownership to at least 80% of Five Star's outstanding stock and, in such case, Five Star would become, for federal income tax purposes, part of the affiliated group of which GP Strategies is the common parent and GP Strategies and Five Star and their respective subsidiaries would join in the filing of a consolidated federal income tax return for a group of affiliated companies of which GP Strategies is the common parent and Five Star is a member (the "GP Strategies Consolidated Group"); and

         WHEREAS, GP Strategies and Five Star wish to provide for the payment of tax liabilities and entitlement to refunds, allocate responsibility and provide for cooperation in the filing of tax returns, provide for the realization and payment of tax benefits arising out of adjustments to the tax returns of the parties, and to provide for certain other matters;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound, GP Strategies and Five Star agree as follows:

         1. Definitions.

         For purposes of this Agreement:

                  (a) "Taxes" means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property (including, without limitation, real property Taxes and any assessments, special or otherwise), windfall profits, customs, duties or other Taxes, fees, assessments or charges of any kind whatever, together with any interest and penalties, additions to tax or additional amounts with respect thereto (and "Tax" means any one of the foregoing Taxes).

                  (b) "Returns" means all returns, declarations, reports, statements and other documents required under a Tax Law (as hereinafter defined) either (i) to be filed with a Governmental Authority (as hereinafter defined) in respect of Taxes; or (ii) to be provided to a person other than a Governmental Authority (and "Return" means any one of the foregoing Returns).

                  (c) "Code" means the Internal Revenue Code of 1986, as amended. All citations to the Code, or to the Treasury Regulations promulgated thereunder, shall include any amendments or any substitute or successor provisions thereto.

                  (d) "Section" means a section of this Agreement, unless indicated otherwise.

                  (e) "Governmental Authority" means the government of the United States or any foreign country or any state, province, municipality or other political subdivision of the United States or any foreign country, or any

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agency, department, board, instrumentality, authority or commission (including regulatory and administrative bodies) of any of the foregoing.

                  (f) "Tax Law" means a statute, regulation or administrative rule enacted or promulgated for the determination, imposition, assessment or collection of any Tax.

                  (g) "Common Consolidated Tax Return" shall mean any consolidated, combined or unitary Return that includes at least one member of the GP Strategies Consolidated Group (other than Five Star or any of its subsidiaries) and Five Star or any of its subsidiaries.

                  (h) "Tax Attribute" shall mean any net operating loss, capital loss, credit or other tax attribute (other than the basis of property) relevant to the calculation of a tax liability.

                  (i) "Applicable Federal Rate" shall have the meaning set forth in Section 1274(d) of the Code for a short term rate, compounded quarterly.

                  (j) "Accounting Firm" means (i) the nationally recognized accounting firm that is the principal independent auditor of both GP Strategies and Five Star at the time of a dispute governed by Section 7 hereof; or (ii) if the firm described in clause (i) is unwilling or unable to serve under Section 7, the nationally recognized accounting firm appointed by the firm described in clause (i); or (iii) if GP Strategies and Five Star do not use the same accounting firm as their principal independent auditor, then the nationally recognized accounting firm jointly selected by the principal independent auditors of GP Strategies and Five Star at the time of a dispute governed by
Section 7 hereof.

                  (k) "Disaffiliation" means any event that results in Five Star no longer being a member of the GP Strategies Consolidated Group.

                  (l) "Disaffiliation Date" means the date on which Disaffiliation occurs.

                  (m) "Affiliation" means that GP Strategies has become the owner of at least 80% of the outstanding Five Star stock and Five Star has become a member of the GP Strategies Consolidated Group.

                  (n) "Affiliation Date" means the first day on which Five Star is a member of the GP Strategies Consolidated Group for federal income tax purposes.

         2. Returns and Payments.

                  (a) Filing of Returns.

                           (i) GP Strategies shall prepare and shall timely file
or cause to be timely filed
(1) all Returns filed on a separate company basis for any member of the GP Strategies Consolidated Group other than Five Star or any of its subsidiaries,
(2) all Returns filed on a consolidated, combined or unitary basis that include members of the GP Strategies Consolidated Group (other than Five Star or any of its subsidiaries) that is not a Common Consolidated Tax Return, and (3) all Common Consolidated Tax Returns. Subject to Section 2(c), GP Strategies shall make full and timely payment of all Taxes shown due on all Returns described in this Section 2(a)(i).


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                           (ii) Five Star shall prepare, at its own expense, and
shall timely file or cause to be timely filed (1) all Returns filed on a s eparate company basis for Five Star or any of its subsidiaries, (2) all Returns filed on a consolidated, combined or unitary basis that include Five Star or any of its subsidiaries other than any Common Consolidated Tax Return, and (3) all Returns with respect to Five Star or any of its subsidiaries for any taxable year or other taxable period beginning after the Disaffiliation Date. Five Star shall make full and timely payment of all Taxes shown due on all Returns described in this Section 2(a)(ii).

                           (iii) To the extent required or permitted by law or
administrative practice, in the case of any Common Consolidated Tax Return that includes the Disaffiliation Date, the taxable year of Five Star and its subsidiaries shall be treated as closing at the close of the Disaffiliation Date.

                  (b) Obligation to Remit Taxes. Five Star and GP Strategies shall each timely remit or cause to be remitted any Taxes due in respect of any Tax for which it is required to file a Return hereunder and shall be entitled to reimbursement for such payments only to the extent provided in Section 2(c).

                  (c) Tax Sharing Obligations.

                    (i) Five Star's Obligations. Other than liabilities dealt with elsewhere in this Agreement, Five Star shall be liable for and shall indemnify and hold GP Strategies and its subsidiaries (other than Five Star and its subsidiaries) harmless against any Tax liability of Five Star or any of its subsidiaries, including the portion of any Tax liability resulting from the inclusion of Five Star or any of its subsidiaries in a Common Consolidated Tax Return as determined under Section 2(c)(iii).

                    (ii) GP Strategies' Obligations. Other than liabilities dealt with elsewhere in this Agreement, GP Strategies shall be liable for, and shall hold Five Star and its subsidiaries harmless against any Tax liability of any member of the GP Strategies Consolidated Group other than Five Star and its subsidiaries.

                    (iii) Five Star's Share of the Common Consolidated Tax Return Liability. Five Star's proportionate share of the Tax liability with respect to a Common Consolidated Tax Return, or with respect to any estimated Tax payment relating to any such Return, shall be determined by multiplying the separate return Tax liability, if any, of Five Star and its subsidiaries (the "Five Star Subgroup") by 80%. For purposes of this determination, the separate return Tax liabilities of the Five Star Subgroup shall be determined as if (1) the Common Consolidated Tax Return included only the Tax items of the Five Star Subgroup, applying the principles of Section 1552(a)(2) of the Code and Treas. Reg. ss. 1.1552-1(a)(2) and (2) any Tax Attribute attributable to the Five Star Subgroup were available solely to the Five Star Subgroup.

                    (iv) Notification and Contest Procedures.

                         (1) GP Strategies shall, in good faith, calculate Five
Star's Tax liability, if any, under Section 2(c)(iii) and notify Five Star of the amount of such liability, if any (the "GP Strategies Notification Letter"). Notification of a Five Star Tax liability and payment obligation under this clause (1) of this Section 2(c)(iv) shall constitute a request for payment, and, subject to clause (2) of this Section 2(c)(iv), Five Star shall pay such amount, in immediately available funds, to GP Strategies within 30 days after receipt of the GP Strategies Notification Letter, provided that Five Star shall not be obligated to make such payment to GP Strategies earlier than 10 days prior to the due date for the filing or making of the relevant Return or estimated Tax payment.


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                        (2) If Five Star determines in good faith that the
amount of its Tax liability under Section 2(c)(iii) differs from the corresponding amount in the GP Strategies Notification Letter, Five Star shall notify GP Strategies of such difference (the "Five Star Tax Adjustment Amount") such determination, with calculations in reasonable detail, being referred to as the "Five Star Notification Letter," which Five Star shall deliver to GP Strategies no later than 30 days after the date of receipt of the GP Strategies Notification Letter). If GP Strategies determines in good faith that Five Star's determination of the Five Star Tax Adjustment Amount is incorrect, GP Strategies shall notify Five Star of such determination (the "Second GP Strategies Notification Letter") within 30 days of receipt of the Five Star Notification Letter. If the dispute is not resolved by mutual accord within 30 days of Five Star's receipt of the Second GP Strategies Notification Letter, the dispute shall be resolved under the provisions of Section 7. Until GP Strategies and Five Star reach agreement, or any dispute between them is resolved pursuant to
Section 7, as to the Five Star Tax Adjustment Amount, the provisions of this
Section 2(c) shall continue to apply and payments shall be made by the parties in the amounts set forth in the GP Strategies Notification Letter in accordance with clause (1) of this Section 2(c)(iv). Within 30 days of reaching an agreement or resolution, GP Strategies shall pay to Five Star, or Five Star shall pay to GP Strategies, the agreed amount after taking into account any payments made under clause (1) of this Section 2(c)(iv), together with interest at a rate equal to the Applicable Federal Rate from the date of Five Star's payment pursuant to this Section 2(c)(iv).

                           (v) Subsequent Adjustments. If the items used to
determine the Tax liabilities in Section 2(c)(iii) are adjusted by reason of an amended return, claim for refund, examination by a Governmental Authority, or the final decision of any court, the amount due from or to Five Star under
Section 2(c)(iii) shall be recomputed using the adjusted items. Five Star agrees to pay to GP Strategies any additional amount owed including interest at the rate applicable to underpayments of the GP Strategies Consolidated Group pursuant to Section 6621 of the Code (with full credit given for any prior payments for the year), and GP Strategies agrees to pay to Five Star any overpayment made by Five Star including interest at the rate applicable to underpayments of the GP Strategies Consolidated Group pursuant to Section 6621 of the Code.

                                    Payments to be made by GP Strategies to Five
Star pursuant to this Section 2(c)(v) shall be made, in the case of a refund, within 30 days after GP Strategies has received such refund. In the case of a credit, such payments by GP Strategies to Five Star shall be made within 30 days after GP Strategies has received written notification from a Governmental Authority reflecting adjustments for such credit to a Return of the GP Strategies Consolidated Group. Payments to be made by Five Star to GP Strategies shall be made, in the case of any additional Tax, no later than 5 days before the due date of any required Tax payment by GP Strategies. In the case of a reduction in credit of Tax, such payment by Five Star to GP Strategies shall be made within 30 days after GP Strategies has received written notification from a Governmental Authority reflecting an adjustment for such reduction to a Return of the GP Strategies Consolidated Group.

                                    All payments required under this Section
2(c)(v) shall be paid by Five Star to GP Strategies or by GP Strategies to Five Star, as the case may be, regardless of whether Five Star is a member of the GP Strategies Consolidated Group.

         3. Affiliation and Disaffiliation of Five Star.

                  (a) Unless the Affiliation shall occur on or before December 1, 2004, this Agreement shall have no application and GP Strategies, the GP Strategies Consolidated Group or Five Star shall have no obligation to each other under this Agreement.

                  (b) This Agreement shall have no application and GP Strategies, the GP Strategies Consolidated Group or Five Star shall have no obligation to each other under this Agreement with respect to any taxable period that begins before the Affiliation Date or after the Disaffiliation Date, provided however, that this Agreement shall apply to any taxable period that includes the Affiliation Date and any final short taxable period of Five Star that includes the Disaffiliation Date. After the filing of all Returns related to periods beginning before the Disaffiliation Date, Five Star will be informed of the amount of consolidated carryovers as of the end of such taxable year or period that are attributable to Five Star, as provided by applicable Tax Law.

         4. Record Retention.

         After the Disaffiliation Date, GP Strategies and Five Star shall each make available to the other, as reasonably requested, and to any Governmental Authority that is duly authorized to request information, records or documents, all information, records or documents of GP Strategies and Five Star and its subsidiaries for all periods prior to or including the Disaffiliation Date and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations including extensions thereof, provided that notice of any such extension is given to the party which did not grant the extension.

         5. Audits and Contests.

         GP Strategies shall, at its expense, have the right to control on the taxpayer's behalf any Tax audit and any administrative or court proceeding concerning Taxes for which GP Strategies is responsible for filing a Return under Section 2(a)(i) and to concede, compromise or contest any assessment or assertion of liability with respect to any such Taxes, provided however, that Five Star will be entitled to participate in any such audit or proceeding concerning Taxes for which Five Star is liable under Section 2 and GP Strategies shall not concede, compromise or contest any assessment or assertion of liability with respect to any such Taxes for which Five Star is liable under
Section 2 without the consent of Five Star (which consent shall not be unreasonably withheld).

         Five Star shall, at its expense, have the right to control on the taxpayer's behalf any Tax audit and any administrative or court proceeding concerning Taxes for which Five Star is responsible for filing a Return under
Section 2(a)(ii) and to concede, compromise or contest any assessment or assertion of liability with respect to any such Taxes.

         6. Duty to Cooperate.

         GP Strategies and Five Star shall provide reasonable cooperation to each other in connection with (i) the preparation or filing of any Return, Tax election, Tax consent or certification, or any claim for refund, (ii) any determination of liability for Taxes, and (iii) any audit, examination or other proceeding in respect of Taxes of GP Strategies. Such cooperation shall include making available, on a reasonable basis, employees of GP Strategies or Five Star, as the case may be, whose out-of-pocket costs, if any, such as travel and lodging, shall be reimbursed by the party to which such employees are made available.

         7.       Dispute Resolution.

         In the event of a dispute concerning this Agreement, the parties shall, in good faith, attempt to resolve such dispute. If the dispute is not resolved then the parties shall submit such dispute to the Accounting Firm whose decision shall be binding on the parties. The Accounting Firm's fee shall be borne equally by GP Strategies and Five Star.

         8. Notices.

         All notices and other communications required or permitted hereunder shall be in writing and shall be given by hand delivery, telecopier, commercial courier service with guaranteed one-day delivery, or prepaid first class mail to the following addresses:

                      If to GP Strategies:

                  GP Strategies Corporation
                  777 Westchester Avenue
                  White Plains, NY 10604
                  Attn: Andrea Kantor, Esq.

                     If to Five Star:

                  Five Star Products, Inc.
                  777 Westchester Avenue
                  White Plains, NY 10604
                  Attn: Charles Dawson

         9. Successors.

         This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of GP Strategies or Five Star succeeding to the Tax Attributes of either under Section 381 of the Code), to the same extent as if the successor had been an original party to this Agreement. In the event that National Patent Development Corporation ("NPDC") were to acquire all of the stock of Five Star held by GP Strategies in connection with the anticipated spin off of NPDC, NPDC shall be considered the successor of GP Strategies for purposes of the preceding sentence.

         10.      Amendments.

         This Agreement shall not be modified, amended, supplemented or terminated except in writing executed by both parties hereto.

         11. Governing Law.
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         This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

                                        GP STRATEGIES CORPORATION


                                        By:______________________________
                                              Name:
                                              Title:


                                        FIVE STAR PRODUCTS, INC.


                                        By:_______________________________
                                              Name:
                                              Title: